                   U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  Form 10-SB

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) of (g) of the Securities Exchange Act of 1934

                     Medical Resources Technologies, Ltd.
                (Name of Small Business Issuer in its charter)


              Nevada                                     91-1715373
      ------------------------                 ---------------------------------
      (State of Incorporation)                 (IRS Employer identification No.)


708 East-1100 South, Saint George, Utah                          84790
---------------------------------------                       -----------
(Address of Principal Executive Offices)                       (Zip Code)


            801-741-7003
      -------------------------



       Securities to be registered pursuant to Section 12(b) of the Act


       Title of Each Class                   Name of Each Exchange On Which
       To Be So Registered                   Each Class Is To Be Registered
       -------------------                   -------------------------------

          None                                              N/A
--------------------------                   -------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:




                         Common Stock, $.007 par value
 ----------------------------------------------------------------------------
                               (Title of class)

Part 1.

Item 1.  Description of Business

     Medical Resources Technologies, Ltd., a Washington corporation (the "Company") was formed in the State of Washington in February, 1996, The Company was merged into a Nevada corporation, Ucap, Inc. which was formed on February 25, 1991. Ucap, Inc. was originally created as Amalgamated Oil & Mining Corporation, a Utah corporation which changed its name to Ucap, Inc. Ucap, Inc., Utah was then merged into Ucap, Inc., a Nevada corporation on December 3, 1991. The corporation was inactive for many years, and its acquisition of Medical Resources Technologies, Ltd. was its method of reactivating the
companies business interests.   Medical Resources Technologies, Ltd., was merged
into Ucap in May of 1996, and the company name of Ucap was changed to Medical Resources Technologies, Ltd. as part of the merger documents. There have been no bankruptcy proceedings involving any of the companies. The company is in the process of developing into a specialized medical technology provider. One of the technologies under consideration is the development and marketing of a 3D-color endoscope. The endoscope is widely used as primary surgical and diagnostic tool by medical providers worldwide. The Company is in the final stages of acquiring worldwide rights for the marketing and distribution of this technology. As part of its ongoing efforts, the Company is currently, and will continue to evaluate and review other medical technologies that have market potential. The Company is dedicated to finding and bringing to market emerging medical technologies that will meet the needs of the constantly changing industry. As of the date of this Registration Statement, the Company has not acquired any of the above companies.

      Between August , 1997 and September, 1997, the Company conducted a private placement of 25 Units ("Units") of its securities, each Unit consisting of a note in the amount of $11,000 plus 10,000 shares of the common stock of the Company and a warrant to purchase an additional 10,000 shares of common stock of the Company at a price of $2.00 per share. The warrants are exercisable for a period of two years from the date of issue, but not later than September 1, 1999. All sales of Units in the private placement were made pursuant to Rule 504 under the Securities Act of 1933. In that offering, the Company sold 25 Units at a price of $11,000 per unit for the gross proceeds of $275,000. Proceeds from the sale of the Units were applied towards working capital.

The Company's executive offices are located at 708 East-1100 South, Saint George, Utah 84790: telephone number (801) 741-7003.

Business of the Issuer
----------------------

General

     The focus of the Company will be on the expansion of its inventory of marketable products through the acquisition of new technologies. The Company will also focus on technologies with discernable commonalities. This will enable the Company to create an economy of scale in obtaining of FDA approvals and the development, engineering , manufacturing and marketing. The market for new and better technologies in the healthcare industry is dynamic and constantly expanding. The ongoing and expanding need to increase diagnostic and therapeutic capabilities has, and will continue to exceed industries ability to meet the demand. Additionally, the need for better and more cost effective means of providing healthcare will always be a primary factor for any market.
In an effort to satisfy some of the existing demands, the Company will continue to look for and evaluate technologies that will meet needs and capabilities of the Company and the constantly growing and expanding market.

     The Companies strategic plan is to find existing technologies that need the resources and expertise to bring them to market. Working directly with the inventor, the Company will provide the means and capability to accomplish that goal. It is also the strategy of the Company to work directly with the inventor and allow them to maintain a sense of ownership and growth with the Company.

PRODUCTS AND SERVICES

     The Company, as part of its operational and marketing strategy, will focus primarily on innovations that have proven capability and existing applications. The primary source of new products will be through the acquisition of technologies that need resources, expertise, manufacturing, marketing, distribution and FDA approval. With the Companies extensive background, experience and expertise, it is ideally suited to the development and distribution of medical technologies and equipment.

Competition

     The Company realizes that there are numerous other companies involved in the development and distribution of medical technologies and equipment, and there is no guarantee that the Company will be successful in its endeavor since the Company has limited resources. However, the Company feels that through its participation with the inventors and distributors of the technologies and equipment it will be able to offer its products at a competitive level.

     As with any market the competition for market shares are aggressive and competitors are numerous. The competition range from small companies to some of the largest corporations in the world. The Companies strategy of working with and partnering with the inventor is however somewhat unique. Inventors of medical technologies want options or choices. The Company provides them with an additional choice in the development and promotion of their technology. The Company offers the inventor a unique and viable option that can help move their idea and vision from concept to reality.

Customers

     At present, the Company has not established any relationships. When and if such relationships are established, the Company's related revenues will be primarily generated from contract sales of its equipment.

Employees

     As of the date of the Registration Statement, the Company employs four persons consisting of its four executive officers. None of these employees are represented by a union or subject to a collective bargaining agreement. The Company has not experienced a work stoppage and the Company believes that its relationship with its employees is good.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of May 1, 1998 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

Name and Address                       Number of Shares        Percentage Owned
----------------                       ----------------        ----------------
Richard Wedig (1)                          678,571                   33.28

All officers and directors as a group      731,429                   35.88

-----------------------
(1) Richard Wedig
708 East-1100 South
Saint George, Ut. 84790

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     Set forth below are the directors and officers of the Company.

Name                    Age                     Position
---------------         ---         ---------------------------------------

Richard Wedig            50         President and Director

Steven Bramwell          54         Vice-president and Director

Robert Bodine            50         Secretary-Treasurer and Director

Terry L. Phipps          53         Vice-president and Director

     RICHARD G. WEDIG   (President-Chairman of the Board)  has been the
president and a director of Medical Resources Technologies, Ltd, since its merger with UCAP, Inc in 1996. Mr. Wedig has extensive experience in clinic and hospital administration.

     While with the USAF (1968-1972) Mr. Wedig received training as a Physicians Assistance and Life Support Systems. After leaving the air force in 1972 he started his own business consulting company. His company worked in the areas of general business management and later upon completing his degree in business administration started specializing in medical practice management.

     In 1980 Mr. Wedig joined a hospital management company as a hospital administrator. While he was with the management company he was responsible for hospitals in Utah, Nevada and North Dakota.. He left the hospital management company in 1981 and started his own consulting company ( Wedig Consultants) in the Phoenix area. He specialized in the areas of practice evaluations, design, development and operation of medical clinics and health care organizations. Additionally, he has hands on experience in mergers and acquisitions. Mr. Wedig, while he was in the Phoenix area, formed a partnership that built, owned and operated several clinics in the Phoenix, Arizona and Seattle, Washington areas.

     In 1990 Mr. Wedig went to work for Highline Hospital as an associate administrator in charge of the design and implementation of physician recruitment and retention programs for the hospital administrator. He has developed practice management programs on a national basis.

     From 1993-1995 Mr. Wedig served as CEO/Administrator of the Washington Orthopedics and Sports Medicine, in Kirkland, Washington. This practice consisted of five orthopedic surgeons, three sports medicine specialists, and two physicians assistants. Upon completion of his contract with the group he re-established his consulting practice until setting up Medical Resources Technologies, Ltd. in 1996.

     Mr. Wedig has written several books and articles on various health care issues and provides management-training programs to health care professionals throughout the United States and Russia.

     In 1995 Mr. Wedig worked with a company which developed new surgical equipment. He was involved in the market development of the surgical equipment and set up the Beta test sites for the new equipment. He traveled to Russia several times working with two medical schools which were interested in the new equipment and expanding their medical school to American medical students. He served as an Adjunct Dean for International Medical Programs for the St. Petersburg State Pediatric Medical Academy.

     STEVE T. BRAMWELL, M.D.(Medical Director, Vice-president and Director)Dr. Bramwell specializes in orthopedic surgery and sports medicine.

     Dr. Bramwell received his undergraduate degree from the University of Washington in 1971 in Economics. He completed his medical degree from the University of Washington in 1974. He completed his postgraduate training in Orthopedic Surgery in 1976.

     Dr. Bramwell served as a Director of Division of Sports Medicine, University of Washington from 1977 to 1981. During this time he also served as Assistant Professor of Orthopedic Surgery. He has served as the team physician and orthopedic surgeon for the athletic teams at the University of Washington since 1977.

     Dr. Bramwell also serves as a diplomat on the Board of American Academy of Orthopedic Surgeons and the National Board of Medical Examiners. Dr. Bramwell is a nationally known surgeon and has written many articles for medical publications and has given numerous lectures and presentations. He has participated in several seminars which he conducted for professors and department heads at medical schools in St. Petersburg, Russia, and has made special trips to the Philippines to participate in the training of medical personnel on various surgical procedures.

     Dr. Bramwell has designed and managed a multi specialty clinic and currently owns an orthopedic medical practice in Kirkland, Washington. In 1996, he and three others set up the Sports Medicine Institute which specializes in the rehabilitation of post surgical patients and accelerated training of amateur collegiate and professional athletes.

     ROBERT A. BODINE (Secretary/treasurer and Director) Mr. Bodine has over thirty years experience in management and operations. His experience includes work on both the national and international level, including work with several major international corporations and organizations.

     Mr. Bodine founded a consulting company in 1985, after he returned from Saudi Arabia. His company specialized in the development of human resource programs and systems on a national and international basis. His clients range from healthcare to mining in the areas of compensation, benefits, recruitment, safety, labor, manpower planning, training and management development, organization analysis and employment law.

     In 1983 Mr. Bodine worked for National Medical Enterprises in Saudi Arabia as administrator of management services. He was responsible for the development of a five year one-billion dollar health care project employing over 7000 persons. He has extensive experience in the development and operation of medical clinics, surgical centers, hospitals and other health care related operations. After completing his assignment with NME, he returned to the United States where he established his consulting company in 1985. Mr. Bodine has worked with several major health care corporations such as LifeMark and INA Healthplans. From 1979 to 1983 he was responsible for the development and management of entire human resource systems to include, recruitment, training and development, organizational analysis, compensation and benefits, labor relations and all other human resource functions. As a direct result of Mr. Bodine's efforts the organization has been able to realize dramatic increases in production, quality and the bottom line. His experience included work with both private and governmental agencies.

     Mr. Bodine has been a featured speaker at several conferences and conventions. He has been teaching management courses on a part-time basis at the University of Arizona since 1995. He has recently authored a book on quality and organizational excellence.

     Mr. Phipps has extensive experience in sales and marketing for Radiology (member AHRA-American Healthcare Radiology Administrators) and twelve years experience in pharmaceutical sales and sales training. Mr Phipps has a deep financial background. He was a former stockbroker and bond principal with a regional Denver Co. firm. He also has held licenses in Life/Accident and Health, property and casualty insurance.

     He is currently enrolled in an MBA program at California Coast University.

Family Relationships

     There are no family relationships among any of the officers or directors.

Involvement In Certain Legal Proceedings

     None of the officers or directors of the company have been involved in any operation that resulted in the filing of a bankruptcy.

     Further, none of them have been convicted of any criminal proceeding, nor are the subject of any pending criminal proceeding.

     None of them have been the subject of any prohibition of injunction involving any type of business, securities or banking operation, nor found by any court to have violated any federal or state securities or commodity laws.

Item 6.  Executive Compensation

     Cash compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal year ended December 31, 1997.

                                                         Other Annual
Name and Position         Year      Salary     Bonus     Compensation
---------------------     ----      ------     -----     ------------

Richard Wedig             1997      $5,000      -0-           -0-

Steven T. Bramwell        1997        -0-       -0-           -0-

Robert Bodine             1997        -0-       -0-           -0-

Terry L. Phipps           1997        -0-       -0-           -0-

The Company intends to begin paying salaries to its executive officers at such time as it commences revenue producing operations.

     Compensation of Directors.    At the present time, directors receive no
compensation for serving as directors of the Company. However, the Company may in the future begin to compensate its non-officer directors. All directors receive reimbursement for out-of -pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

Item 7.  Certain Relationships and Related Transactions

     None of the Officers, directors or family members of the class have or are anticipated to be involved in any transaction that would result in a material benefit to the class or member.

Item 8.  Description of Securities

     The Company is authorized to issue 75,000,000 shares of Common Stock, $.007 par value, of which, as of September 30, 1998 2,038,665 shares were issued and outstanding and beneficially held by 284 shareholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Nevada law and the Company's by-laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Part II

Item 1.  Market Price of and Dividends on the Registrant's Common Stock

     The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "UCAP" since 1988. It is presently trading under the symbol "MDRT". From July 1, 1998 through September 30, 1998, the high and low bid prices were $1.125 and $0.44, respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

     As of September 30, 1998 there were approximately 284 record holders of the Company's Common Stock.

     The Company has not paid any cash dividends since its inception and does not contemplate paying any dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 2.  Legal Proceedings

     There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3.  Changes in and Disagreements with Accountants

     Inapplicable.

Item 4.  Recent Sales of Unregistered Securities

     The Company issued 21,439 common restricted shares to both Mr. Bodine and to Dr. Bramwell on July 17, 1998 as an inducement to become involved with the Company. They paid no monies for the stock.

     On September 8, 1998 the Company sold 10,000 shares of its common restricted stock to Mr. Phipps for the sum of $5,000 as inducement to have him join the Company

Item 5.  Indemnification of Directors and Officers

Nevada Statutes
---------------

     Section 78.751 of the Nevada General Corporation Law provides for the indemnification of the Company's officers, directors and corporate agents under certain circumstances as follows:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or it equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that this conduct was lawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action of suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually paid and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsection 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a)  By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceed;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such person.

Bylaws
------

     The Company's Bylaws provide for the permissive indemnification of the Company's officers and directors under certain circumstances as follows:

     (a)   Right of Indemnity.  To the full extent permitted by law, this
           -------------------
corporation shall indemnify its directors, officers, employees and other persons described in Subsection 78.751 of the Nevada Revised Statutes, including persons formerly occupying any such position, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any "proceeding," as that term is use in such Subsection and including an action by or in the right of the corporation to prove a judgment in its favor, by reason of the fact that such person is or was a person described by such Subsection. "Expenses", as used in this Bylaw, shall have the same meaning as in Section 78.751 of the Nevada Revised Statutes.

     (b)   Approval of Indemnity.  Upon written requests to the Board of
           ----------------------
Directors by any person seeking indemnity under Section 78.751 of the Nevada Revised Statutes, the Board shall promptly determine whether such person has met the applicable standard of conduct set forth in such Subsection. If the Board determines the person seeking indemnity has not met such standard of conduct, the Board shall promptly call a meeting of shareholders at which the shareholders shall determine whether the person seeking indemnity has met such standard of conduct.

     (c)   Advancement of Expenses.  To the full extent permitted by law and
           ------------------------
except as shall otherwise be determined by the Board of Directors in the specific instance, expenses incurred by a person seeking indemnity under this Bylaw in defending any proceeding covered by this Bylaw shall be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation therefore.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report............................................. F-1

Consolidated Balance Sheet at September 30, 1998......................... F-2

Consolidated Statement of Operations for the fiscal year ended
September 30, 1998....................................................... F-3

Consolidated Statement of Stockholders' Equity (Deficit) for the fiscal year ended September 30, 1998............................................ F-4

Consolidated Statement of Cash Flows for the fiscal year ending
September 30, 1998....................................................... F-5

Notes to Consolidated Financial Statement................................ F-6

                               HAROLD Y. SPECTOR
                          CERTIFIED PUBLIC ACCOUNTANT
                        80 SOUTH LAKE AVENUE, SUITE 723
                          PASADENA, CALIFORNIA 91101
                                (626) 584-6400
                        (818) 846-5577 . (213) 380-5577
                              FAX (626) 584-6447


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Medical Resources Technologies, Ltd.

I have audited the accompanying balance sheet of Medical Resources Technologies, Ltd. (F.K.A. UCAP, Inc., a Nevada corporation) as of September 30, 1998, and the related statements of operations and accumulated deficit, stockholders' equity, and cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Resources Technologies, Ltd. (F.K.A. UCAP, Inc.) as of September 30, 1998, and the results of its operations and its cash flows for the nine months then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's uncertainty to generate revenue, its significant net operating loss, and net worth deficiency, raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Harold Y. Spector
Pasadena, CA
November 11, 1998

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, INC.)
                                 BALANCE SHEET
                              September 30, 1998

                                    ASSETS

Current Assets
    Cash (Overdraft)                                     $   (2,686)
    Advances                                                 54,760
    Loans Receivable                                        159,896
                                                         ----------
    Total Current Assets                                    211,970
                                                         ----------
Fixed Assets
    Computer Equipment                                        8,052
    Furniture and Fixtures                                    5,450
    Office Equipment                                            217
                                                         ----------
                                                             13,719
    Less: Accumulated Depreciation                           (5,141)
                                                         ----------
    Total Fixed Assets                                        8,578
                                                         ----------
Other Assets
    Organizational Costs, net of accumulated
     amortization of $258                                       242
    Deposits                                                    688
                                                         ----------
    Total Other Assets                                          930
                                                         ----------
    TOTAL ASSETS                                         $  221,478
                                                         ==========

                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, INC.)
                                 BALANCE SHEET
                              September 30, 1998

                      LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts Payable                                            $    78,934
   Income Tax Payable                                                2,400
   Note Payable, current portion                                    11,774
                                                               -----------

   Total Current Liabilities                                        93,108
                                                               -----------

Long-Term Liabilities
   Note Payable, net of current                                    134,465
                                                               -----------
   Total Liabilities                                               227,573
                                                               -----------

Stockholders' Equity
   Common Stock, $.007 par value; 75,000,000 shares
    authorized, 2,038,665 shares issued and outstanding             14,271
   Paid-in Capital                                               1,120,692
   Accumulated Deficits                                         (1,141,058)
                                                               -----------
   Total Stockholders' Equity (Deficit)                             (6,095)
                                                               -----------

   TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $   221,478
                                                               ===========

                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, INC.)
               STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICITS
                 For the Nine Months ended September 30, 1998

REVENUE                                                  $       975
                                                         -----------
COSTS AND OPERATING EXPENSES - SCHEDULE A                     51,354
                                                         -----------
INCOME (LOSS) FROM OPERATIONS                                (50,379)
                                                         -----------
OTHER INCOME (EXPENSES)
   Interest Income                                             9,338
   Bad Debt                                                  (35,960)
   Depreciation and Amortization                              (1,926)
   Investment Loss                                          (146,239)
                                                         -----------
   Total Other Income (Expenses)                            (174,787)
                                                         -----------
INCOME (LOSS) BEFORE TAXES                                  (225,166)

PROVISION FOR INCOME TAXES                                       800
                                                         -----------
NET INCOME (LOSS)                                           (225,966)

RETAINED EARNINGS (ACCUMULATED DEFICITS)
   BEGINNING OF YEAR                                        (915,092)
                                                         -----------
   ENDING OF PERIOD                                      $(1,141,058)
                                                         ===========

                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         COSTS AND OPERATING EXPENSES
                 For the Nine Months ended September 30, 1998

                                               Schedule A
Costs and Operating Expenses
   Automobile                                    $ 5,387
   Bank Charges                                      417
   Consulting                                      4,477
   Dues and Subscriptions                            116
   Internet                                          100
   Medical Supplies                                  105
   Miscellaneous                                     598
   Office Supplies                                 6,262
   Outside Services                                1,300
   Legal and Professional                         11,050
   Postage and Delivery                              207
   Printing and Reproduction                         122
   Repairs and Maintenance                            71
   Taxes - Other                                     229
   Telephone                                       9,807
   Travel and Entertainment                        9,927
   Utilities                                       1,179
                                                 -------

Total Costs and Operating Expenses               $51,354
                                                 =======

                The auditor's report and accompanying notes are
                  an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                       STATEMENT OF STOCKHOLDERS' EQUITY
           From Date of Merger April 23, 1996 to September 30, 1998

                                                                        Paid
                                                           Common        in           Accumulated
                                             Shares        Stock       Capital          Deficit       Total
                                          -------------------------------------------------------------------
Balance at April 23, 1996
 - Date of Merger                           2,745,962    $ 2,746     $  279,734     $  (838,775)    $(556,295)

Issuance of common stocks
 for merger                                 9,500,000      9,500         (8,500)                        1,000

Elimination of Obsolete assets
 and liabilities                                                        556,983                       556,983
                                          -------------------------------------------------------------------

Balance after merger                       12,245,962    $12,246     $  828,217     $  (838,775)    $   1,688

Issuance of Stocks                            334,600        335        249,665                       250,000

Net Loss for the period                                                                  (2,046)       (2,046)
                                          -------------------------------------------------------------------

Balance at December 31, 1996               12,580,562    $12,581     $1,077,882     $  (840,821)    $ 249,642

Issuance of Stocks                          2,213,000      2,213         37,787                        40,000

Net Loss for the period                                                                 (74,271)      (74,271)
                                          -------------------------------------------------------------------

Balance at December 31, 1997               14,793,562    $14,794     $1,115,669     $  (915,092)    $ 215,371

Issuance of stocks                          3,172,748      4,227            273                         4,500

Reverse stock split 1-for-7               (15,249,054)                                                      0

Cancellation of stocks                       (678,591)    (4,750)         4,750                             0

Net Loss for the period                                                                (225,966)     (225,966)
                                          -------------------------------------------------------------------

Balance at September 30, 1998               2,038,665    $14,271     $1,120,692     $(1,141,058)    $  (6,095)
                                          ===================================================================

                The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                            STATEMENT OF CASH FLOWS
                 For the Nine Months ended September 30, 1998


CASH FLOW FROM OPERATING ACTIVITIES:
 Net Income (Loss)                                                  $(225,966)
 Adjustments to reconcile net loss to net cash provided by
  operating activities:
   Depreciation and Amortization                                        1,926
   Investment Loss                                                    146,239
 (Increase) Decrease in:
   Accounts Receivable                                                  5,355
   Advances                                                            (8,318)
 Increase (Decrease) in:
   Accounts Payable                                                    11,393
   Income Tax Payable                                                     800
                                                                    ---------

 Net cash (used) by operating activities                              (68,571)
                                                                    ---------

CASH FLOW FROM INVESTING ACTIVITIES
 Decrease in Loan Receivable                                           64,154
 Purchase of Property and Equipment                                    (2,753)
                                                                    ---------

 Net cash provided by investing activities                             61,401
                                                                    ---------

CASH FLOW FROM FINANCING ACTIVITIES
 Issuance of common stocks                                              4,500
                                                                    ---------

 Net cash provided by financing activities                              4,500
                                                                    ---------

NET INCREASE (DECREASE) IN CASH                                        (2,670)

CASH AT BEGINNING OF PERIOD                                               (16)
                                                                    ---------

CASH AT END OF PERIOD                                               $  (2,686)
                                                                    =========

SUPPLEMENTAL DISCLOSURE:
 Interest paid                                                      $       0
                                                                    =========

 Taxes paid                                                         $       0
                                                                    =========

NONCASH TRANSACTIONS INVESTING AND FINANCING ACTIVITIES:
          A note payable of $146,239 was incurred for a liability assumed by the Company on an investment.



               The auditor's report and accompanying notes are
                 an integral part of the financial statements

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                 For the Nine Months ended September 30, 1998

NOTE 1 - GENERAL

Medical Resources Technologies, Ltd., formerly known as UCAP, Inc., (the "Company") was incorporated under the laws of the state of Nevada on Feb. 25, 1991. The Company acquired and changed name to Medical Resources Technologies, Ltd. (a Washington corporation) through a merger on April 23, 1996. (See Note 3) The Company is also a California foreign corporation.

The Company is in the medical supply and equipment development business.

NOTE 2 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

Use of Estimate

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the service is rendered. The Company did not render any service since March 1998, and did not have any operating revenue since then.

Property and Equipment

Property and Equipment are recorded at costs, and depreciated over their useful lives, using the straight-line methods. Repairs and maintenance charges which do not increase the useful lives of the assets are charged to operations as incurred.

Depreciation for nine months ended September 30, 1998 was $1,851.

Organizational Costs

Organizational Costs are capitalized and amortized on a straight-line basis over 60 months.

                      MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months ended September 30, 1998

NOTE 2 - SUMMARY of SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements of Cash Flows

The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts income taxes in accordance with Financial Accounting Standards Board Statement No. 109.

NOTE 3 - MERGER

On April 23, 1996, the Company merged with and changed name to Medical Resources Technologies, Ltd. ("MRT", a Washington corporation formed on February 6, 1996). The Company issued 9,500,000 shares of its common stock in exchange for all the issued and outstanding shares of MRT. This transaction was accounted for as a purchase.

NOTE 4 - ADVANCES

Officers' compensation will not be paid or accrued until the Company is in full operation. Advance drawn by officer will be offset against his future compensation. As of September 30, 1998, the officer had advanced $54,760.

NOTE 5 - NOTE PAYABLE

In November 1996, the Company entered to an agreement to loan to Medical Resources Clinics, Inc., $150,000 for the purchase of certain assets of Facet, Inc., a Washington corporation, which owns and manages medical clinics in the Seattle area. After then, the clinics went out of business in March 1997 and the Company is liable for its debt. As of September 30, 1998, the balance of the debt was $146,239 and payable in a monthly installments of $3,924. The current portion of the note as of that date is $11,774.

                     MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                 For the Nine Months ended September 30, 1998

NOTE 6 - REVERSE STOCK SPLIT

In April 1998, the Board of Directors approved a one-for-seven reverse stock split, thereby decreasing the number of issued and outstanding shares to 2,541,508 and increasing the par value of each share to $0.007.

NOTE 7 - PROVISION FOR INCOME TAXES

Provision for income taxes consist of $800 minimum state franchise tax.

For federal income tax purposes, the Company has net operating losses carryforward of $808,037 to reduce future taxable income. For state income tax purposes, the net operating losses carryforward is $215,067. To the extent not utilized, both federal and state NOL carryforwards will begin to expire in 1998.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company had a note receivable from a related party of $159,896 at September 30, 1998. The note bears interest at 10% per annum and is payable in monthly installments of $8,067. During 1998, interest income on this note was $9,338.

NOTE 9 - GOING CONCERN

The accompanying financial statements are presented on the basis that the Company will continue as a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. As shown in the accompanying financial statements, the Company incurred a net loss of $225,966 for nine months ended September 30, 1998, and as of that date, the Company has an accumulated deficit of $1,141,058 and a deficit in stockholders' equity of $6,095. Furthermore, the Company has an uncertainty to generate revenue from its existing operations.

Management is currently involved in active negotiations to obtain additional financing and actively increasing marketing efforts to increase revenues. The Company continued existence depends on its ability to meet its financing requirements and the success of its future operations. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                      MEDICAL RESOURCES TECHNOLOGIES, LTD.
                              (F.K.A. UCAP, Inc.)
                         NOTES TO FINANCIAL STATEMENTS
                  For the Nine Months ended September 30, 1998

NOTE 10 - YEAR 2000

The Company believes that it has identified each of its computer systems that will require modifications to enable it to perform satisfactorily on and after January 1, 2000. The financial impact of making such modifications to the Company's systems is not expected to be material to the Company's financial position or results of operations. In addition, the Company is currently corresponding with vendors that provide products and systems to the Company in order to determine if such products and systems will be required to be upgraded or replaced. Although management believes the Company has an adequate program in place to address the year 2000 issue, the costs of upgrades to, or replacements of, its purchased products or systems has not been determined and there can be no assurance that the program will ultimately be successful.

                                  Signatures


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  MEDICAL RESOURCES TECHNOLOGIES, LTD.
                                  A Nevada corporation



Date: November 24, 1998           By: /s/ RICHARD WEDIG
                                      --------------------------------
                                      Richard Wedig, President

Part III

Item 1.  Index to Exhibits

         3.1    Articles of Incorporation of the Company

         3.2    Amendments to the Articles of Incorporation of the Company

         3.3    Bylaws of the Company

         3.4    Specimen of Common Stock Certificate

         27     Financial Data Schedule